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[LOGO] ELRON ELECTRONIC INDUSTRIES LTD.

                             -FOR IMMEDIATE RELEASE-

         ELRON'S ANNUAL GENERAL MEETING OF SHAREHOLDERS WILL BE HELD ON
                                NOVEMBER 30, 2003

               Tel Aviv, October 27, 2003- Elron Electronic Industries Ltd. (NASDAQ:ELRN) will hold its Annual General Meeting of Shareholders at 3:00 p.m., Israel time, on Sunday, November 30, 2003, at the Company's offices at 3 Azrieli Center, the Triangle Building, 42nd Floor, Tel-Aviv, Israel.

               The following issues will be brought before the shareholders:

          (1) to elect nine (9) directors to the Board of Directors of the Company;

          (2) to approve the compensation of the directors of the Company as a group;

          (3)  to approve the Option Plan for Employees, Directors and Officers
               - 2003 and certain options heretofore granted thereunder;

          (4) to appoint Luboshitz Kasierer, Member Firm of Ernst & Young International as the Company's auditors until the year ended December 31, 2004 and to authorize the Audit Committee and the Board of Directors to determine the audit fees; and

          (5) to receive and consider the Auditors' Report, the Management Report and the Financial Statements of the Company for the fiscal year ended December 31, 2002.

     Shareholders on record at the close of business on October 28, 2003 shall be entitled to notice of, and to vote at, the shareholders meeting. The Company expects to deliver a detailed notice and proxy statement to the shareholders on or about October 30, 2003.

Elron Electronic Industries Ltd. is a multinational high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of advanced defense electronics, communication, software, information technology, Medical devices, semiconductors and amorphous metals. For further information, visit http://www.elron.com

     Contact:

     Tal Raz

     Elron Electronic Industries Ltd.

     Tel: 972-3-607-5555

     raz@elron.net

     Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.